PRESS RELEASE

Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
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CGI reports strong Q2 Fiscal 2019 results

Q2-F2019 results and year-over-year highlights

•	Revenue of $3.1 billion, up 4.0% year-over-year or 4.7% in constant currency;

•	Adjusted EBIT of $454.1 million, or 14.8% of revenue, up 40 basis points;

•	Net earnings of $318.3 million, or 10.4% of revenue, up 110 basis points;

•	Net earnings excluding specific items* of $324.5 million, or 10.6% of revenue, up 30 basis points;

•	Diluted EPS of $1.14, or $1.17 excluding specific items*, up 21.3% and 12.5% respectively;

•	Cash provided by operating activities of $462.0 million or 15.1% of revenue, up $36.4 million;

•	Bookings of $3.3 billion in Q2, and $13.3 billion over the last twelve months, up $1.2 billion;

•	Book-to-bill of 106.1% in the quarter and 112.9% over the last twelve months; and,

•	Backlog of $22.9 billion, up $897.9 million.

*Specific items in Q2-F2019 include: $6.2 million in acquisition-related and integration costs net of tax; Specific items in Q2-F2018 include: $8.7 million in acquisition-related and integration costs and $20.1 million in restructuring costs both net of tax

Note: All figures in Canadian dollars. Q2-F2019 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

To access the financial statements – click here (PDF)

To access the MD&A – click here (PDF)

Montréal, Quebec, May 1, 2019 - CGI (TSX: GIB.A) (NYSE: GIB) reported Fiscal 2019 second quarter revenue growth of 4.0%, to $3.1 billion. On a constant currency basis, revenue was up 4.7% as foreign exchange fluctuations impacted revenue downward by $20.7 million.

Adjusted EBIT was $454.1 million, an increase of $29.8 million from Q2-F2018, representing a margin of 14.8%, an improvement of 40 basis points compared to the same period last year.

Net earnings were $318.3 million in Q2-F2019, up $43.9 million from the year ago period. Earnings per diluted share were $1.14, up 21.3% from 94 cents last year.

Net earnings excluding specific items were $324.5 million, an increase of $21.2 million from Q2-F2018, representing a margin of 10.6%. EPS on the same basis expanded by 12.5% to $1.17 per diluted share, up from $1.04 from the year ago period.

“I am pleased with the positive momentum our team has generated in the first half of fiscal 2019, as demonstrated by the growth in each of our operating segments worldwide, as well as a growing pipeline of future opportunities,” said George D. Schindler, President and Chief Executive Officer. “These results reflect the strength of our build and buy strategy, underscoring our position as our clients’ end-to-end enterprise partner of choice.”

Bookings were $3.3 billion in Q2-F2019 and $13.3 billion over the last twelve months, representing 106.1% and 112.9% of revenue, respectively. At the end of March 2019, the Company’s backlog stood at $22.9 billion, up $897.9 million compared to same period last year.

Cash generated from operating activities increased to $462.0 million or 15.1% of revenue, up $36.4 million compared with the same period last year. Over the last twelve months, the Company generated $1.5 billion, or $5.34 in cash from operating activities per diluted share¹, compared to $5.01 from the year ago period.

In millions of Canadian dollars except earnings per share and where noted
	Q2-F2019	Q2-F2018
Revenue	3,068.3	2,950.3
Growth	4%	8.3%
Growth at constant currency	4.7%	4.9%
Adjusted EBIT	454.1	424.4
Margin	14.8%	14.4%
Net earnings	318.3	274.4
Margin	10.4%	9.3%
Net earnings excluding specific items*	324.5	303.2
Margin	10.6%	10.3%
Earnings per share (diluted)	1.14	0.94
Earnings per share (diluted) excluding specific items*	1.17	1.04
Weighted average number of outstanding shares (diluted)	278.1	291
Net finance costs	18.8	17.3
Net debt	1,597.3	1,525.9
Net debt to capitalization ratio	17.4%	17.5%
Cash provided by operating activities	462	425.7
Days sales outstanding (DSO)	49	46
Return on invested capital (ROIC)	14.9%	13.5%
Return on equity (ROE)	17.7%	16%
Bookings	3,255.3	3,513
Backlog	22,946.9	22,049.1

*Specific items in Q2-F2019 include: $6.2 million in acquisition-related and integration costs net of tax; Specific items in Q2-F2018 include: $8.7 million in acquisition-related and integration costs and $20.1 million in restructuring costs both net of tax;

At the end of March 2019, the Company had approximately $2.1 billion in available cash and unused credit facilities. Net debt to capitalization stood at 17.4%, essentially stable with Q2-F2018.

Subsequent event
On April 16, 2019, CGI completed the acquisition of Acando AB, a leading IT management and consulting services firm in Northern Europe and Germany. Acando brings over 2,100 highly skilled consultants to CGI from five countries across Europe, notably in the major metro markets of Stockholm, Sweden; Oslo, Norway; and Hamburg, Germany. With significant strategic consulting, systems integration and customer-centric digital innovation capabilities, Acando will complement CGI's global footprint and expertise across key sectors, including manufacturing, retail and government.

Q2-F2019 results conference call
Management will host a conference call this morning at 9:00 a.m. Eastern time to discuss results. Participants may access the call by dialling 1-800-377-0758 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.

About CGI
Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With approximately 77,000 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from IT and business consulting to systems integration, outsourcing services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. With Fiscal 2018 reported revenue of C$11.5 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

Non-GAAP financial metrics used in this press release: Constant currency growth, adjusted EBIT, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, ROE and net earnings and diluted EPS excluding specific items.
CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on pages 3 and 4 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

¹Cash from operating activities per diluted share (non-GAAP) is a measure of our cash provided by operating activities on a per share basis, assuming all dilutive elements are exercised. Management believes this measure is useful to investors.

Forward-looking information and statements
This press release contains "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI's intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", "predict", "project", "aim", "seek", "strive", "potential", "continue", "target", "may", "might", "could", "should", and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of CGI, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to attract and retain qualified employees, to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws, our ability to negotiate favorable contractual terms, to deliver our services and to collect receivables, and the reputational and financial risks attendant to cybersecurity breaches and other incidents; as well as other risks identified or incorporated by reference in this press release, in CGI's annual and quarterly MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled "Risk Environment" of CGI's annual and quarterly MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI's annual and quarterly MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:
Lorne Gorber
Executive Vice-President, Investor and Public Relations
lorne.gorber@cgi.com
+1 514-841-3355